UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

(Amendment No.     )*

CCA INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

124867102

(CUSIP Number)

Capital Preservation Holdings, LLC

One Belmont Avenue, Suite 602

Bala Cynwyd, PA 19004

Attention: Lance T. Funston

Telephone: (610) 592-0049

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 124867102		Page 2 of 10 Pages

1.	Names of reporting persons Capital Preservation Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,167,702
	9.	Sole dispositive power
	10.	Shared dispositive power 1,167,702
11.	Aggregate amount beneficially owned by each reporting person 1,167,702
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 16.7%
14.	Type of reporting person OO

13D

CUSIP No. 124867102		Page 3 of 10 Pages

1.	Names of reporting persons Capital Preservation Solutions, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,681,604
	9.	Sole dispositive power
	10.	Shared dispositive power 1,681,604
11.	Aggregate amount beneficially owned by each reporting person 1,681,604
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.4%
14.	Type of reporting person OO

13D

CUSIP No. 124867102		Page 4 of 10 Pages

1.	Names of reporting persons Lance T. Funston
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 19,958
	8.	Shared voting power 2,849,306
	9.	Sole dispositive power 19,958
	10.	Shared dispositive power 2,849,306
11.	Aggregate amount beneficially owned by each reporting person 2,869,264
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 33.02%
14.	Type of reporting person IN

13D

CUSIP No. 124867102		Page 5 of 10 Pages

The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”).

Item 1.	Security and Issuer.

The classes of equity securities to which this Schedule 13D relates are the common stock, par value $0.01 per share (“Common Stock”), and the Class A Common Stock, par value $0.01 per share (“Class A Common Stock” and, together with shares of Common Stock, the “Shares”), of CCA Industries, Inc. (the “Company”). The principal executive offices of the Company are located at 200 Murray Hill Parkway, East Rutherford, New Jersey 07073.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Capital Preservation Holdings, LLC, a Delaware limited liability company (“Capital Preservation Holdings”), Capital Preservation Solutions, LLC, a Delaware limited liability company (“Capital Preservation Solutions”) and Lance T. Funston (“Mr. Funston”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of Capital Preservation Holdings, Capital Preservation Solutions and Mr. Funston is One Belmont Avenue, Suite 602, Bala Cynwyd, Pennsylvania 19004.

(c) Capital Preservation Holdings is a Delaware limited liability company, the principal purpose of which is to hold the Shares . Capital Preservation Solutions is a Delaware limited liability company, the principal purpose of which is to provide a loan to the Company and to hold the Warrant to Purchase Common Shares (the “Warrant”). The principal occupation of Mr. Funston is serving as the Chairman of the Board of Managers of Ultimark Products, LLC, a privately held consumer products company. The principal business address of Ultimark Products, LLC is One Belmont Avenue, Suite 602, Bala Cynwyd, Pennsylvania 19004. Mr. Funston is also the managing member of Capital Preservation Holdings and the sole member of Capital Preservation Solutions.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Funston is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 5, 2014 (the “Closing Date”), Capital Preservation Holdings entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with David Edell (“Edell”) and Ira Berman (“Berman”), pursuant to which Edell and Berman sold to Capital Preservation Holdings an aggregate of 200,000 shares of Common Stock and 967,702 shares of Class A Common Stock, representing all of the issued and outstanding shares of Class A Common Stock, for an aggregate purchase price of approximately $4.087 million, which was paid from the private funds of Capital Preservation Holdings.

On the Closing Date, in connection with the term loan of $1 million (the “Term Loan”) and the line of credit facility of up to $5 million (“the Line of Credit” and, together with the Term Loan, the “Loans”) provided by Capital Preservation Solutions to the Company, the Company issued to Capital Preservation Solutions the Warrant, pursuant to which Capital Preservation Solutions has, subject to certain adjustments, the right to purchase from time to time until September 5, 2019 an amount of Common Stock equal to, upon exercise, 24% of the issued and outstanding Shares of the Company as of the date of exercise at a purchase price of $3.17 per share (which represents the NYSE MKT per share closing price of the Common Stock on the day prior to the Closing). The funds for the Loans were provided by Mr. Funston (see Item 6).

13D

CUSIP No. 124867102		Page 6 of 10 Pages

Item 4.	Purpose of Transaction.

The purpose of the transactions was to provide financing to the Company (see Item 6 which is incorporated herein). As a result of the transactions, the Reporting Persons have engaged in and intend to continue to engage in discussions with management and the Company’s Board of Directors (the “Board”) concerning the business, operations and future plans of the Company.

Holders of Common Stock and holders of Class A Common Stock are entitled to one vote for each share of stock held, and the voting and other rights of each class are equivalent, except that the holders of the Class A Common Stock have the right to elect four directors to the Board and the holders of Common Stock have the right to elect three directors to the Board. As a result of Capital Preservation Holdings’ purchase of the Class A Common Stock and Common Stock from Edell and Berman and the Company’s issuance of the Warrant to Capital Preservation Solutions, Capital Preservation Holdings, Capital Preservation Solutions and Mr. Funston may be deemed to control the Company as a result of the ability to elect four of seven directors to the Board and their beneficial ownership of 33.02% (calculated in accordance with Rule 13d-3(d)(1) of the Act) of the Company’s voting securities as of September 5, 2014 (the foregoing beneficial ownership percentage includes the shares of Common Stock underlying the Warrant acquired by Capital Preservation Solutions).

On the Closing Date, Edell (a director elected by the holders of the Class A Common Stock (a “Class A Common Stock Director”)) and Drew Edell (a director elected by the holders of the Common Stock (a “Common Stock Director”)) resigned from their positions as directors on the Board. On the Closing Date in accordance with the Company’s Amended and Restated Bylaws, the Board appointed (i) Richard Kornhauser (“Mr. Kornhauser”) as a Class A Common Stock Director, (ii) Stephen A. Heit (“Mr. Heit”) as a Common Stock Director, and (iii) Josephine Belli as a Common Stock Director, each to serve as a director on the Board until the next annual meeting of the Company’s stockholders and until his/her successor is duly elected and qualified or until his/her earlier death, resignation or retirement. On the Closing Date, the Board also appointed Ms. Belli to the Audit Committee and Compensation Committee of the Board, effective immediately. In addition, Mr. Kornhauser and Mr. Heit have a minority interest in Capital Preservation Holdings.

The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interest in, and intentions with respect to, the Company and their investment in the securities of the Company, and may propose various strategic transactions or changes to the Company’s strategic plan, including, but not limited to, possible transactions involving the Company and one or more affiliates of the Reporting Persons. There are no current plans or proposals relating to any such transactions or changes. Except as disclosed above, none of the Reporting Persons have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons will continuously evaluate the Company’s business and prospects and all other factors deemed relevant in determining whether the Reporting Persons or their affiliates will acquire additional Shares or whether the Reporting Persons will dispose of any Shares, in each case in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise. As part of their ongoing evaluation of this investment, the Reporting Persons may at any time consider such matters and, subject to applicable federal and state laws, formulate a plan with respect to such matters.

13D

CUSIP No. 124867102		Page 7 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

(a)

(i) Capital Preservation Holdings owns 1,167,702 Shares representing 16.7% of all of the outstanding Shares of the Company.

(ii) Capital Preservation Solutions beneficially owns 1,681,604 shares of Common Stock representing 19.4% of all of the outstanding Shares of the Company calculated in accordance with Rule 13d-3(d)(1) of the Act.

(iii) Mr. Funston, as the managing member of Capital Preservation Holdings and the sole member of Capital Preservation Solutions, may be deemed to beneficially own the 2,849,306 Shares held by them, representing 32.8% of all of the outstanding Shares of the Company calculated in accordance with Rule 13d-3(d)(1) of the Act. Mr. Funston disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interest therein.

(iv) Mr. Funston individually owns 19,958 shares of Common Stock representing 0.2% of all of the outstanding Shares of the Company.

The percentages set forth in this response are based on the 7,006,684 Shares outstanding as of July 15, 2014, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended May 31, 2014 as filed with the Securities and Exchange Commission on July 15, 2014.

(b)

Mr. Funston may be deemed to share with Capital Preservation Holdings and Capital Preservation Solutions the power to vote or direct the vote of and to dispose or direct the disposition of 1,167,702 Shares owned by Capital Preservation Holdings and 1,681,604 shares of Common Stock owned by Capital Preservation Solutions reported herein. Mr. Funston, individually, has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 19,958 shares of Common Stock reported herein as individually owned by him.

(c) Except for the Stock Purchase Agreement and the Warrant, to the knowledge of any of the Reporting Persons, no other transactions in the Shares were effected by the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Closing Date, the Company entered into the Loan and Security Agreement (the “Loan Agreement”) with Capital Preservation Solutions. The Loan Agreement provides for the Loans. The proceeds of the Loans are to be used for general working capital purposes. Pursuant to the Loan Agreement, all outstanding amounts of the Loans bear interest at 6% per annum, payable monthly in arrears. The Loans mature on December 5, 2015. The Loans and all other amounts due and owing under the Loan Agreement and related documents are secured by a first priority perfected security interest in, and lien on, substantially all of the assets of the Company. Amounts available for borrowing under the Line of Credit equal the lesser of the Borrowing Base (as defined below), and $5 million, in each case, as the same is reduced by the aggregate principal amount outstanding under the Line of Credit. “Borrowing Base” under the Loan Agreement means, generally, the amount equal to (i) 80% of the Company’s eligible accounts receivable, plus (ii) 50% of the value of eligible inventory, less (iii) certain reserves.

Pursuant to the Loan Agreement, the Company has the obligation to negotiate in good faith and, as soon as reasonably practicable following the Closing Date, enter into a registration rights agreement with Capital Preservation Solutions and Capital Preservation Holdings providing for customary demand and piggyback registration rights with respect to the Company’s capital stock that Capital Preservation Solutions and Capital Preservation Holdings own or have the right to acquire following the Closing Date. The Company’s failure to list on the NYSE MKT the shares of Common Stock, which are issuable under the Warrant by October 5, 2014 constitutes an event of default under the Loan Agreement. The Loan Agreement otherwise contains customary events of default. Upon the occurrence of an event of default, Capital Preservation Solutions may elect to declare the entire unpaid principal balance of the Loans to be immediately due and payable, together with interest thereon through the date of payment and all costs incurred by and payable to Capital Preservation Solutions under the Loan Agreement. The Loan Agreement contains customary representations, warranties and covenants on the part of the Company.

13D

CUSIP No. 124867102		Page 8 of 10 Pages

On September 5, 2014, in addition to the $1 million in Term Loan proceeds which the Company received, the Company drew $600,000 on the Line of Credit. Under the Loan Agreement, the Company is not permitted to make additional draws under the Line of Credit until the Company has listed on the NYSE MKT the Common Stock issuable under the Warrant.

The information regarding the Stock Purchase Agreement and the Warrant set forth in Item 3 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Stock Purchase Agreement, dated as of September 5, 2014, by and among Capital Preservation Holdings, LLC, David Edell and Ira Berman.

Exhibit 99.2	Loan and Security Agreement, dated as of September 5, 2014, by and between CCA Industries, Inc. and Capital Preservation Solutions, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on September 11, 2014).

Exhibit 99.3	Warrant to Purchase Common Stock, dated as of September 5, 2014, by and between CCA Industries, Inc. and Capital Preservation Solutions, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on September 11, 2014).

13D

CUSIP No. 124867102		Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL PRESERVATION HOLDINGS, LLC

By:	/s/ Lance T. Funston
	Name:	Lance T. Funston
	Title:	Managing Member

CAPITAL PRESERVATION SOLUTIONS, LLC

By:	/s/ Lance T. Funston
	Name:	Lance T. Funston
	Title:	Sole Member

/s/ Lance T. Funston
LANCE T. FUNSTON

13D

CUSIP No. 124867102		Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit 99.1	Stock Purchase Agreement, dated as of September 5, 2014, by and among Capital Preservation Holdings, LLC, David Edell and Ira Berman.

Exhibit 99.2	Loan and Security Agreement, dated as of September 5, 2014, by and between CCA Industries, Inc. and Capital Preservation Solutions, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on September 11, 2014).

Exhibit 99.3	Warrant to Purchase Common Stock, dated as of September 5, 2014, by and between CCA Industries, Inc. and Capital Preservation Solutions, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on September 11, 2014).